SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
December 1, 2008
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .
This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3, File No. 333-145983.

SIGNATURES

This Report on Form 6-K contains a press release of Qimonda AG, dated December 1, 2008 announcing the progress on partnership discussion and the delay of releasing the results of Qimonda, which is hereby incorporated by reference into our Registration Statement on Form F-3, Registration No. 333-145983.

News Release • Presseinformation
Qimonda Announces Progress on Partnership Discussions and Delays Release of Results
Munich, Germany – December 1, 2008 — Qimonda AG (NYSE: QI) announced today that it is making progress in its discussions with strategic and financial investors on potential partnerships with Qimonda, and that it will delay the release of its financial results for the fourth quarter of its 2008 financial year and its full financial year ended September 30, 2008 until mid-December while these discussions are proceeding.
Qimonda is making progress in its discussions with several potential strategic and financial investors. Management believes that one of these opportunities may be able to proceed to a point where it can be announced in the next few weeks, although it would remain subject to the necessary regulatory review procedures.
Management believes that the contours of a transaction would impact its financial condition, in particular with respect to the review of its long-lived assets for impairment that it announced in connection with the preparation of its full-year results. Management has therefore decided to delay its release of financial information and the associated conference call until mid-December.
Qimonda expects to announce operating results showing net sales of Euro 476 million in the fourth quarter of its 2008 financial year, an increase of 24% as compared with the third financial quarter of that year as its bit shipments increased, despite capacity cutbacks, as it continued its technology conversion.  The company’s negative gross margin narrowed somewhat due to these productivity improvements.  However,
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Investor Relations Worldwide	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 2 of 3 December 1, 2008
Qimonda expects its operating and net loss to be greater than in the third financial quarter largely due to a write down on its stake in Inotera Memories, Inc., in connection with its disposal, restructuring measures and other writedowns.  Year over year, revenues declined and operating and net loss expanded.  Qimonda’s gross cash position was Euro 432 million at September 30, 2008.
“With the completion of the sale of our stake in Inotera we generated cash inflow of US$ 400 million in the first quarter of the 2009 financial year. We are focused on reducing our cash burn through our global restructuring and cost reduction program as we continue to work on potential partnerships and on further financing opportunities,” said Kin Wah Loh, Chief Executive Officer of Qimonda AG. “Our repositioning plan is making good progress and we have reached agreement in principle with our German employee representatives. Our yield in our first months of commercial production on our 65nm buried wordline DRAM technology is very encouraging, and we have achieved first yield on our 46nm buried wordline technology ahead of schedule.”
Should none of the strategic and financial initiatives Qimonda is currently pursuing or other opportunities be realizable and Qimonda’s industry environment continues to deteriorate or the measures initiated by Qimonda to reduce its cash usage rate are not sufficiently effective, Qimonda estimates that it would face liquidity shortfalls in portions of its operations during the first calendar quarter of 2009 that could impact its ability to operate its business.
About Qimonda
Qimonda AG (NYSE: QI) is a leading global memory supplier with a broad diversified DRAM product portfolio. The company generated net sales of Euro 3.61 billion in
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Investor Relations Worldwide	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

Page 3 of 3 December 1, 2008
financial year 2007 and had approximately 13,500 employees worldwide prior to its recent announcement of a repositioning of its business. The company provides DRAM products with a focus on infrastructure and graphics applications, using its power saving technologies and designs. Further information is available at www.qimonda.com.
Disclaimer
This press release contains forward-looking statements based on assumptions and forecasts made by Qimonda management and third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and speak only as of the date they are made. We undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned investments and repositioning efforts and the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results, or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in our most recent Annual Report on Form 20-F which is available without charge on our website and at www.sec.gov.
For the Business and Trade Press

Public Relations	Name	Phone	E-mail
Worldwide Headquarters	Ralph Heinrich	+49 89 60088 1300	ralph.heinrich@qimonda.com
U.S.A.	Glen Haley	+1 919 677 4554	glen.haley@qimonda.com
Asia	Isabel Chen	+886 2 8170 8177	isabel.chen@qimonda.com
Investor Relations Worldwide	Andreas Schaller	+49 89 60088 1200	andreas.schaller@qimonda.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: December 1, 2008	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Thomas J. Seifert
Thomas J. Seifert
Chief Operating Officer, Chief Financial Officer and Member of the Management Board